

September 10, 2024

C. Mitchell Waycaster
Chief Executive Officer
Renasant Corporation
209 Troy Street
Tupelo, MS 38804

      Re: Renasant Corporation
            Registration Statement on Form S-4
            Filed August 30, 2024
            File No. 333-281851

Dear C. Mitchell Waycaster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: Michael Reed, Esq.